Algonquin Power & Utilities Corp. Declares
Fourth Quarter 2016 Preferred Share Dividends

Oakville, Ontario - November 10, 2016 - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX: AQN, AQN.PR.A, AQN.PR.D, AQN.IR) announced today that the Board of Directors of APUC (the “Board”) has declared the following preferred share dividends:

1.
Cdn $0.28125 per Preferred Share, Series A, payable in cash on December 30, 2016 to Preferred Share, Series A holders of record on December 15, 2016 for the period from September 30, 2016 to, but excluding, December 31, 2016.

2.
Cdn $0.3125 per Preferred Share, Series D, payable in cash on December 30, 2016 to Preferred Share, Series D holders of record on December 15, 2016 for the period from September 30, 2016 to, but excluding, December 31, 2016.

Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, APUC hereby notifies its Series A Preferred Shareholders and its Series D Preferred Shareholders that such dividends declared qualify as eligible dividends.

About Algonquin Power & Utilities Corp.
APUC is a $5.0 billion North American diversified generation, transmission and distribution utility. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 564,000 customers in the United States. The generation business group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,300 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-6770
Website: www.AlgonquinPowerandUtilities.com